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                                                                      EXHIBIT 23

                        Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Dan River Inc. of our report dated February 4, 1998, included in the 1997 Annual Report to Shareholders of Dan River Inc.

Our audits also included the financial statement schedule of Dan River Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Greensboro, North Carolina
February 4, 1998